press release

ArcelorMittal Announces Results of the Offer to Purchase for Cash

Any and All of its 6.125% Notes due 2018

April 19, 2016 – On April 11, 2016, ArcelorMittal (the “Company” or “ArcelorMittal”) announced the launch of its tender offer (the “Offer”) to purchase for cash any and all of its outstanding 6.125% Notes due 2018 (CUSIP 03938LAF1/ ISIN US03938LAF13; 03938LAD6/US03938LAD64; L0302DAN3/ USL0302DAN32) (the “Notes”) on the terms and subject to the conditions set out in the offer to purchase dated April 11, 2016 (the “Offer to Purchase”) and the Notice of Guaranteed Delivery. The Offer expired at 5:00 p.m., New York City time, on April 18, 2016.

The table below sets forth information with respect to the Notes and the Offer as well as the aggregate principal amount of Notes that were validly tendered (including using the guaranteed delivery procedures set forth herein) and not validly withdrawn at or prior to 5:00 p.m., New York City time, on April 18, 2016.

Title of Security	Principal amount tendered(1)	Tender Consideration(2)
1,500,000,000 6.125% Notes due 2018 (CUSIP/ISIN: 03938LAF1/ US03938LAF13; 03938LAD6/US03938LAD64; L0302DAN3/USL0302DAN32)	$437,739,000	$1,046.25

(1) Including $4,764,000 of Notes tendered pursuant to the guaranteed delivery procedures, for which the delivery of Notes must be made by no later than 5:00 p.m. on April 20, 2016.

(2) Per $1,000 principal amount of Notes validly tendered and not validly withdrawn. Does not include Accrued Interest.

Subject to the terms and conditions set forth in the Offer to Purchase, the Company expects to accept for purchase on April 19, 2016, the amount of Notes validly tendered at or prior to the Expiration Time, other than Notes tendered using the guaranteed delivery procedures. Subject to the terms and conditions set forth in the Offer to Purchase, the Company expects to accept for purchase on April 21, 2016, the amount of Notes that were validly tendered using the guaranteed delivery procedures.

Payment of the aggregate consideration for all such Notes is expected to be made on the Any and All Settlement Date or on the Guaranteed Delivery Settlement Date, as applicable, on which date the Company will deposit with DTC the amount of cash necessary to pay the Tender Consideration plus Accrued Interest in respect of the Notes accepted for purchase in the Offer.

Barclays Capital Inc., BNP Paribas, Citigroup Global Markets Limited and J.P. Morgan Securities LLC acted as the dealer managers for the Offer. D.F. King acted the information agent and tender agent in connection with the Offer.

For additional information regarding the terms of the Offer, please contact Barclays Capital Inc. at +1 800 438 3242 (toll free within the U.S.), BNP Paribas at +1 888 210 4358 (toll free within the U.S.), Citigroup Global Markets Limited at +1 800 558 3745 (toll free within the U.S.) or J.P. Morgan Securities LLC at +1 866 834 4666 (toll free within the U.S.). Requests for documents and questions regarding the Offer may also be directed to D.F. King via email: arcelor@dfkingltd.com or telephone: London: +44 (0)20 7920 9700, New York: +1 800 814 4284 (toll free within U.S.) or collect at + 1 212 269 5550, and Hong Kong: +852 3953 7230.

A copy of the Offer to Purchase (including the Notice of Guaranteed Delivery for the Offer) is available at http://sites.dfkingltd.com/arcelor and may also be obtained at no charge from D.F. King.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

###

This announcement must be read in conjunction with the Offer to Purchase. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.